North Mountain Merger Corp.

767 Fifth Avenue, 9th Floor

New York, New York 10153

August 31, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Priscilla Dao

Re:	North Mountain Merger Corp. Request for Withdrawal of Registration Statement on Form S-4 File No. 333-262058

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), North Mountain Merger Corp. (the “Company”) hereby requests the withdrawal by the U.S. Securities and Exchange Commission (the “Commission”), effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement, together with all exhibits thereto (the “Registration Statement”), which was initially filed on January 7, 2022 and amended on March 24, 2022 and May 6, 2022.

The Registration Statement was filed in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 9, 2021, by and among the Company, North Mountain Merger Sub Inc., North Mountain Merger Sub II, LLC and Corcentric, Inc. The Company is seeking withdrawal of the Registration Statement because the Merger Agreement was terminated effective as of August 29, 2022.

The Company confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions, or require any additional information, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

Sincerely, NORTH MOUNTAIN MERGER CORP.

By:	/s/ Charles Bernicker
Charles Bernicker
Chief Executive Officer and President

cc:	Raphael M. Russo Paul, Weiss, Rifkind, Wharton & Garrison LLP